UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

 OMA announces placement of Ps.4.0 billion
Sustainability-Linked Bonds

•	OMA becomes the first airport group in America and the second one worldwide to issue a Sustainability-Linked Bond.
•	OMA seeks to reduce its CO2 emissions per passenger in 58% by December 31, 2025.

Mexico City, Mexico, March 29, 2022.- Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA, NASDAQ: OMAB), announces the placement of long-term sustainability-linked notes in the Mexican market for an aggregate amount of Ps.4.0 billion (“the Issuances”). With the placement of these long-term sustainability-linked notes, OMA becomes the first airport group in America and the second one worldwide to issue a sustainability-linked bond. The aforementioned reaffirms OMA’s commitment to a continued reduction of its environmental impact and an improvement of the long-term sustainability in its airports’ operations.

“We are thrilled by the great acceptance of these Issuances. These notes are a clear example of OMA’s commitment with sustainability, as we are setting sound environmental goals for the Company” said Ricardo Dueñas Espriu, CEO of OMA.

The Issuances were widely accepted, with a participation from more than 50 investors, including “Afores”, investment funds and insurance companies. Demand of both tranches was 3.1x.

The Issuances are the following:

1.	Ps.1,700 million in 5-year Notes (ticker: OMA 22L) at a variable rate of TIIE 28 + 14 basis points. The Notes will pay interests every 28 days, and principal amount will be paid at maturity on March 25, 2027.

2.	Ps.2,300 million in 7-year Notes (ticker: OMA 22-2L) at a fixed rate of 9.35%. The Notes will pay interest every 182 days, and principal amount will be paid at maturity on March 22, 2029.

The Issuances received the highest ratings in Mexico of Baa/Aaa.mx by Moody’s and AAA(mex) by Fitch on a national scale.

OMA published a Sustainability-Linked Bond Framework (“Framework”), aligned to the 2020 Sustainability-Linked Bond Principles (“SLBP”), administered by the International Capital Market Association. The Framework is available on: https://ir.oma.aero/en/debt-profile/ and OMA obtained a Second-Party Opinion of alignment of its Framework from S&P Global ratings.

In accordance with the Framework, OMA has established as Sustainability Performance Target (“SPT”) the reduction of greenhouse gas emissions per passenger in 58% by December 31, 2025. Compliance of the SPT will be verified by an external verifier, and in the case of non-compliance at the established date, a 25-basis point step-up to the interest rate will be applied until maturity.

Book building was held today and the settlement will be on March 31, 2022. Proceeds from the Issuances will be used to prepay Ps.2.7 billion of short-term loans and to fund committed investments under the 2021-2025 Master Development Program.

This press release is for information purposes only and does not constitute an offer to sell, nor the solicitation of an offer to purchase the Notes.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,100 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•       Webpage http://ir.oma.aero

•       Twitter http://twitter.com/OMAeropuertos

•       Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated March 29, 2022